PROSPECTUS SUPPLEMENT

(to prospectus dated September 16, 2009 and the prospectus supplements dated

September 25, 2009, October 9, 2009, October 16, 2009, January 6, 2010,

January 14, 2010, April 14, 2010, and June 28, 2010)

Filed Pursuant to Rule 424(b)(3) Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3 /8%/11 1/ 8% Senior Toggle Notes due 2017

$1,015,000,000 11 5 /8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 16, 2009 and the prospectus supplements dated September 25, 2009, October 9, 2009, October 16, 2009, January 6, 2010, January 14, 2010, April 14, 2010, and June 28, 2010.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Quarterly Reports on Form 10-Q filed with the SEC on October 9, 2009, January 14, 2010, and April 14, 2010 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is July 13, 2010.

1

BIOMET ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2010 FINANCIAL RESULTS

WARSAW, Ind., July 13, 2010 – Biomet, Inc. announced today financial results for its fourth quarter and fiscal year ended May 31, 2010. The Company announced preliminary net sales results for the fiscal fourth quarter and twelve month period in its press release issued June 28, 2010, which is posted on Biomet’s website at www.biomet.com in the Investors Section. There have been no changes to the net sales results following the release of the preliminary net sales results.

•	Net sales increased 10% worldwide during the fourth quarter to $703 million

•	Fiscal year 2010 net sales increased 8% worldwide to $2.7 billion

•	Reported operating income for fiscal year 2010 totaled $357 million compared to a fiscal year 2009 operating loss of $348 million

•	Cash from operations increased 32% to $322 million for fiscal year 2010

Fourth Quarter Financial Results

Net sales increased 10% to $702.5 million during the fourth quarter of fiscal year 2010 from $639.3 million during the fourth quarter of fiscal year 2009.

On a reported basis, operating income was $83.3 million during the fourth quarter of fiscal year 2010 compared to an operating loss of $107.2 million during the fourth quarter of fiscal year 2009.

The Company reported a net loss of $14.5 million during the fourth quarter of fiscal year 2010 compared to a net loss of $170.9 million during the fourth quarter of fiscal year 2009.

Interest expense was $126.8 million during the fourth quarter of fiscal year 2010 compared to $137.7 million during the fourth quarter of fiscal year 2009, primarily as a result of lower interest rates on floating rate debt.

Biomet’s President and Chief Executive Officer Jeffrey R. Binder remarked, “We made great progress during fiscal 2010. Our consolidated sales growth accelerated in the fourth quarter, contributing to very healthy sales results for our full fiscal year. Double-digit sales growth for orthopaedic reconstructive products continued to drive our top line performance during the quarter and year, and allowed us to capture additional share gains in this important market during fiscal 2010. Our sport medicine division also reported double-digit sales growth for the fourth quarter and full year, while our International division was able to penetrate key markets outside the United States with exceptionally strong double-digit sales growth.”

Mr. Binder continued, “As we exit each fiscal year, I take time to reflect on how gratifying it is to lead a business that helps to improve the lives of the patients who need our products. More than 1,000,000 times a year, we help one surgeon provide personalized care to one patient. As we enter fiscal 2011, I see great opportunities for Biomet to continue to fulfill this mission.”

Full Year Financial Results

For the twelve months ended May 31, 2010, net sales increased 8% to $2.698 billion from $2.504 billion during fiscal year 2009.

Reported operating income totaled $356.6 million during fiscal year 2010 compared to an operating loss of $348.3 million during fiscal year 2009.

On a reported basis, a net loss of $47.6 million was recorded during fiscal 2010 compared to a net loss of $749.2 million during fiscal year 2009.

Interest expense was $516.4 million during fiscal year 2010 compared to $550.3 million during fiscal year 2009, primarily due to lower interest rates on floating rate debt.

P.O. Box 587 • Warsaw, IN 46581-0587 • Office: 574.267.6639 • www.biomet.com

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three and twelve months ended May 31, 2010 and 2009 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects purchase accounting adjustments related to the merger referenced below.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Merger

Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., on September 25, 2007, which we refer to in this press release as the “merger date.” LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the success of the Company’s principal product lines; the results of ongoing investigations by the United States Department of Justice and the United States Securities and Exchange Commission; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Corporate Integrity Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of federal health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.

Biomet, Inc.

Product Net Sales

Three Month Period Ended May 31, 2010 and May 31, 2009

(in millions, unaudited)

	Three Months Ended May 31, 2010	Three Months Ended May 31, 2009	Reported Growth %
Reconstructive	$525.0	$468.2	12%
Fixation	62.5	58.5	7%
Spine	62.0	61.5	1%
Other	53.0	51.1	4%

Net Sales	$702.5	$639.3	10%

Biomet, Inc.

Product Net Sales

Year Ended May 31, 2010 and May 31, 2009

(in millions, unaudited)

	Year Ended May 31, 2010	Year Ended May 31, 2009	Reported Growth %
Reconstructive	$2,024.5	$1,851.0	9%
Fixation	237.8	234.1	2%
Spine	236.2	222.1	6%
Other	199.5	196.9	1%

Net Sales	$2,698.0	$2,504.1	8%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Three Month Period Ended May 31, 2010 and May 31, 2009

(in millions, unaudited)

	Three Months Ended May 31, 2010	Three Months Ended May 31, 2009	Reported Growth %
Geographic Segments:
United States	$423.2	$392.0	8%
Europe	186.4	179.0	4%
International	92.9	68.3	36%

Net Sales	$702.5	$639.3	10%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Year Ended May 31, 2010 and May 31, 2009

(in millions, unaudited)

	Year Ended May 31, 2010	Year Ended May 31, 2009	Reported Growth %
Geographic Segments:
United States	$1,644.1	$1,527.9	8%
Europe	728.8	711.7	2%
International	325.1	264.5	23%

Net Sales	$2,698.0	$2,504.1	8%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, unaudited)

	Three Months Ended May 31, 2010	Three Months Ended May 31, 2009
Net sales	$702.5	$639.3
Cost of sales	226.3	265.9

Gross profit	476.2	373.4
Gross profit percentage	67.8%	58.4%

Selling, general and administrative expense	272.8	251.4
Research and development expense	29.9	26.6
Amortization	90.2	100.0
Goodwill and intangible assets impairment charge	—	102.6

Operating income (loss)	83.3	(107.2)
Percentage of Sales	11.9%	-16.8%

Other (income) expense	0.8	(8.5)
Interest expense	126.8	137.7

Loss before income taxes	(44.3)	(236.4)

Benefit from income taxes	(29.8)	(65.5)

Tax rate	67.3%	27.7%

Net loss	$(14.5)	$(170.9)

Percentage of Sales	-2.1%	-26.7%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, unaudited)

	Year Ended May 31, 2010	Year Ended May 31, 2009
Net sales	$2,698.0	$2,504.1
Cost of sales	819.9	828.4

Gross profit	1,878.1	1,675.7
Gross profit percentage	69.6%	66.9%

Selling, general and administrative expense	1,042.3	1,003.6
Research and development expense	106.6	93.5
Amortization	372.6	375.8
Goodwill and intangible assets impairment charge	—	551.1

Operating income (loss)	356.6	(348.3)
Percentage of Sales	13.2%	-13.9%

Other (income) expense	(18.1)	21.8
Interest expense	516.4	550.3

Loss before income taxes	(141.7)	(920.4)

Benefit from income taxes	(94.1)	(171.2)

Tax rate	66.4%	18.6%

Net loss	$(47.6)	$(749.2)

Percentage of Sales	-1.8%	-29.9%

Biomet, Inc.

Balance Sheets

(in millions, unaudited)

	(Preliminary) May 31, 2010		May 31, 2009
Assets
Cash and cash equivalents	$189.1		$215.6
Accounts receivable, net	452.5	(a)	511.1
Income tax receivable	19.2		20.0
Inventories	507.3		523.9
Current deferred income taxes	55.6		78.4
Prepaid expenses and other	55.0		39.1
Property, plant and equipment, net	622.0		636.1
Intangible assets, net	5,190.3		5,680.0
Goodwill	4,707.5		4,780.5
Other assets	144.3	(a)	116.2

Total Assets	$11,942.8		$12,600.9

Liabilities and Shareholder’s Equity
Current liabilities	$465.3		$550.0
Current portion of long-term debt	35.6		81.2
Long-term debt, net of current portion	5,860.9		6,131.5
Deferred income taxes, long-term	1,666.3		1,816.3
Other long-term liabilities	181.2		181.6
Shareholder’s equity	3,733.5		3,840.3

Total Liabilities and Shareholder’s Equity	$11,942.8		$12,600.9

(a)	$38m of Greece net accounts receivables were reclassed to other assets as management doesn’t currently expect them to be settled within twelve months.

Biomet, Inc.

Consolidated Statements of Cash Flows

(in millions, unaudited)

	(Preliminary) Year Ended May 31, 2010	Year Ended May 31, 2009
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net loss	$(47.6)	$(749.2)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	547.6	537.7
Amortization of deferred financing costs	11.3	11.3
Goodwill and intangible assets impairment charge	—	551.1
Stock based compensation expense	22.4	33.9
Recovery for doubtful accounts receivable	(7.0)	(10.5)
Loss (gain) on investments, net	(4.3)	14.6
Provision (recovery) for inventory obsolescence	(2.1)	9.9
Deferred income taxes	(120.0)	(224.7)
Other	10.5	4.0
Changes in operating assets and liabilities:
Accounts receivable	(5.6)	(38.8)
Inventories	(27.3)	(27.9)
Prepaid expenses	6.3	3.1
Accounts payable	(9.5)	19.6
Income taxes	8.9	39.4
Accrued interest	(2.9)	(7.8)
Other	(59.2)	78.1

Net cash provided by operating activities	321.5	243.8
CASH FLOWS USED IN INVESTING ACTIVITIES:
Proceeds from sale of investments	24.9	3.1
Purchases of investments	(13.3)	—
Net proceeds from sale of property and equipment	3.0	—
Capital expenditures	(186.4)	(185.0)
Acquisitions, net of cash acquired	(10.2)	(13.0)

Net cash used in investing activities	(182.0)	(194.9)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Proceeds under revolving credit agreements	20.4	213.6
Payments under revolving credit agreements	(68.9)	(138.2)
Payments under senior secured credit facility	(35.8)	(35.7)
Payments under asset-based revolver	(65.2)	—
Repurchases of senior notes	(8.7)	—
Equity:
Capital contributions	—	3.7
Repurchase of LVB Acquisition, Inc. shares	(1.7)	(0.9)

Net cash provided by (used in) financing activities	(159.9)	42.5
Effect of exchange rate changes on cash	(6.1)	(3.4)

Increase (decrease) in cash and cash equivalents	(26.5)	88.0
Cash and cash equivalents, beginning of period	215.6	127.6

Cash and cash equivalents, end of period	$189.1	$215.6